UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Antero Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03674X 106

(CUSIP Number)

October 15, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909(1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3%(2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Netherlands Private Equity VIII C.V. I

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3%(2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons WP – WPVIII Investors, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909(1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3%(2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909(1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3%(2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons WP Antero, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person OO

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person OO

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons WP — WPVIII Investors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person OO

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person OO

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person PN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person OO

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person IN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) other than the common stock of the Issuer owned of record by such reporting person.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 84,850,909 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 84.3% (2)(3)

12	Type of Reporting Person IN

(1)      The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) other than the common stock of the Issuer owned of record by such reporting person.

(2)    See Item 4.

(3)    Calculations are based upon 262,049,659 shares of common stock of the Issuer outstanding, as stated in the prospectus of the Issuer filed with the U.S. Securities and Exchange Commission on October 10, 2013.

SCHEDULE 13G

Item 1(a)        Name of Issuer.

The name of the issuer is Antero Resources Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)        Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at 1625 17th Street, Denver, Colorado 80202.

Item 2(a)        Name of Person Filing.

This Schedule 13G is filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), and together with its two affiliated partnerships Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”) and, together with WP VIII and WP VIII CV I, the “WP VIII Funds”); Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners,” and together with WP X, the “WP X Funds”), and Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”); WP Antero, LLC, a Delaware limited liability company (“WP Antero”), an indirect subsidiary of WP X, WP X O&G, WP-WPVIII Investors and a direct subsidiary of WP X Partners, WP VIII and WP VIII CV I; Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”),  the general partner of the WP X Funds and WP X O&G; Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”),  the general partner of WP X GP; WP-WPVIII Investors LLC, a Delaware limited liability company (“WP-WPVIII LLC”),  the general partner of WP-WPVIII Investors; Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”),  the sole member of WP X LLC and WP-WPVIII LLC and the general partner of WP VIII and WP VIII CV I. Warburg Pincus & Co., a New York general partnership (“WP”),  the managing member of WP Partner; Warburg Pincus LLC, a New York limited liability company (“WP LLC”),  the manager of the WP VIII Funds, the WP X Funds, and WP X O&G; and Charles R. Kaye and Joseph P. Landy, each a Managing General Partners of WP and a Managing Member and Co-President of WP LLC who may be deemed to control the Warburg Pincus Reporting Persons (as defined below).

Each of Messrs. Kaye and Landy, together with the WP VIII Funds, the WP X Funds, WP X O&G, WP Antero, WP X GP, WP X LLC, WP-WPVIII LLC, WP Partners, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons”.

Item 2(b)        Address of Principal Business Office.

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c)        Citizenship.

See Item 2(a).

Item 2(d)        Title of Class of Securities.

Common Stock, par value $1.00 per share (the “Common Stock”).

Item 2(e)    CUSIP Number.

03674X 106

Item 3    If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4        Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

WP Antero holds a 38.4% voting interest, and a minority economic interest that is determined based on a multi-level waterfall, in Antero Resources Investment LLC (“Antero Investment”), which directly owns the shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) reported on this Schedule 13G.  Each of the WP VIII Funds, the WP X Funds and WP X O&G holds a beneficial interest in WP Antero.

Pursuant to the limited liability company agreement of Antero Investment (the “Antero LLC Agreement”), the disposition of any shares of the Common Stock held by Antero Investment requires the approval of the director appointed by WP Antero and at least 69% of the voting interests in Antero Investment.  Thus, for the purposes of Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”), each Warburg Pincus Reporting Person may be deemed to have shared dispositive power with respect to the 220,965,909 shares of Common Stock (approximately 84.3% of the outstanding shares of Common Stock) held directly by Antero Investment.

Also pursuant to the Antero LLC Agreement, the board of directors of Antero Investment has the authority to vote the shares of Common Stock held by Antero Investment in its discretion with respect to matters deemed ordinary course, including the election of directors, the ratification of the auditor, the approval of incentive compensation plans and proposals submitted by other stockholders. On all other matters, the board of directors of Antero Investment is required to vote the shares of Common Stock in equal proportion to the vote cast by members holding voting units relative to all outstanding voting units.  Thus, each Warburg Pincus Reporting Person may be deemed to have shared voting power with respect to the portion of the 220,965,909 shares of Common Stock held directly by Antero Investment corresponding to the 38.4% voting interest in Antero Investment described above.

Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Common Stock, other than the Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 5        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7                        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable.

Item 8        Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of the greater of the Shared Voting Power listed above and its economic interest in the Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Common Stock, other than the Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 9        Notice of Dissolution of Group.

Inapplicable.

Item 10      Certification.

Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2013
WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Attorney-in-Fact*

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII C.V. I

By: Warburg Pincus Partners LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Attorney-in-Fact*

WP – WPVIII INVESTORS, L.P.

By: WP – WPVIII Investors, LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Attorney-in-Fact*

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Attorney-in-Fact*

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WP ANTERO, LLC

By: WP Antero Holdco, LLC, its managing member
By: WP Antero Topco, Inc. its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Director

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WP – WPVIII INVESTORS LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WARBURG PINCUS & CO.

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Attorney-in-Fact*

WARBURG PINCUS LLC

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Steven G. Glenn
Steven G. Glenn, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Steven G. Glenn
Steven G. Glenn, Attorney-in-Fact*

*                      The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page